Exhibit (a)(5)

NEWS RELEASE

HABASIT AND SUMMA ANNOUNCE
CONSUMMATION OF TENDER OFFER

October 10, 2006
Reinach-Basel, Switzerland and Torrance, California USA

Habasit Holding AG, a privately held Swiss company, and Summa Industries (NasdaqGM: SUMX) today jointly confirmed that the initial acceptance period for the tender offer by Habasit Holding USA, Inc., a wholly-owned subsidiary of Habasit, for all of the outstanding shares of Summa common stock and related withdrawal rights expired at 12:00 midnight, New York City time, on Friday, October 6, 2006 without extension.  According to the report of the depositary for the tender offer, approximately 3,680,631 shares of Summa common stock have been tendered and not withdrawn, including 23,091 shares of Summa common stock subject to guaranteed delivery.  Habasit Holding USA, Inc. has accepted for purchase all shares tendered and not withdrawn in accordance with the terms of the tender offer.  As a result of the tender offer, Habasit Holding USA, Inc. will own approximately 92.5 percent of Summa’s outstanding common stock.  Habasit Holding USA, inc. will pay promptly for the shares properly tendered and accepted, and in the case of shares tendered by guaranteed delivery procedures, will pay promptly after timely delivery of such shares and required documentation.

As previously disclosed, Habasit Holding USA, Inc. expects to acquire the remaining shares of Summa not purchased by Habasit Holding USA, Inc. in the tender offer through a short-form cash merger pursuant to which Summa will become a wholly-owned subsidiary of Habasit.  In the merger, each share of Summa’s outstanding common stock (other than shares held by Habasit and its subsidiaries and stockholders properly exercising dissenters’ rights) will be converted into the right to receive $15.00 per share in cash, without interest and subject to required withholding for taxes.  Such a short-form merger would not require the approval of or prior notice to Summa’s board of directors or other stockholders.  Following the merger, detailed instructions will be mailed to the remaining Summa stockholders outlining the steps that stockholders who did not tender their shares in the tender offer must take in order to obtain payment or exercise dissenters’ rights under Delaware law.

Habasit Holding AG is a leading global producer of high quality conveyor belts and power transmission belts.  Habasit’s U.S. headquarters are located in Suwanee, Georgia.  For more information regarding Habasit, visit the company’s website at www.habasit.com.

Summa Industries manufactures proprietary plastic components for industrial and commercial markets.  For more information regarding Summa, visit the company’s website at www.summaindustries.com.